Contact

www.linkedin.com/in/anne-allan-639ab731 (LinkedIn)

Top Skills

Project Management
Research
Social Media

Languages

English

Anne Allan

Co-Owner
Eastsound, Washington, United States

Experience

Madrona Distillery

Co-Owner
February 2024 - Present (2 years 2 months)
Redmond, Washington, United States

Employer Solutions Law

Executive Assistant
March 2016 - Present (10 years 1 month)
Bellevue, WA

Office management, coordinating and calendaring industry events and meetings, and planning displays at conferences, golf tournaments, and other events. I also am deeply involved in and enjoy developing and maintaining the firm's relationships with its clients.

With the understanding that educating clients and industry members on best practices, preventative measures, and relevant changes in the law is an essential part of the firm's holistic approach to providing extraordinary client service. I produce and develop the firm's monthly newsletter, aid in the success of the firm's regular industry webinars, build presentations and keep the firm's social media updated with information relevant to Washington employers.

Influence Mobile

Office Manager
October 2015 - March 2016 (6 months)
Kirkland, WA

Primary point of contact for all vendors, property owner and visitors. Coordinate weekly company and departmental events and meals. Executive Assistant to CEO and CTO. Provide customer support to mobile app players. Stay current on mobile app updates and reporting. Purchase equipment, furniture, office supplies, and stock kitchen daily with food and beverages. Contact and make arrangements for building maintenance issues when needed.

Windermere Bellevue Commons
Marketing, Research and Administrative Assistant
August 2014 - October 2015 (1 year 3 months)
Bellevue, WA

Daily organization and task master for a very active real estate agent.
Maintain databases, webpages, and current market trends. Create
personalized marketing tools such as marketing mailings, presentation books,
display boards, promotional gifts and postcards. Compile and maintain client
files and documents.

Education

Bachelor's degree, Political Science and Government · (1986 - 1990)